May 12, 2005



Room 4561

Mr. George R. Jensen Jr.
Chief Executive Officer
USA Technologies, Inc.
100 Deerfield Lane, Suite 140
Malvern, PA 19355

Re:	USA Technologies, Inc.
Registration Statement on Form S-1
Filed April 14, 2005
	File No. 333-124078

Dear Mr. Jensen:

	This is to advise you that we have limited our review to the matters identified below and have the following comments. Where indicated, we think you should revise your registration statement in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure.
After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Selling Shareholders, page 65
1. Please revise your selling shareholders table to include a column indicating the amount of securities held by each selling shareholder prior to the offering, as required by Item 507 of Regulation S-K.
2. Please note that disclosure regarding all material transactions with a selling shareholder that took place within the past three years must be provided to conform to the requirements of Item 507 of
Regulation S-K. You state that none of the selling shareholders has a material relationship with the Company except as noted in the selling shareholders table and related footnotes, but it does not appear that you adequately describe the material terms of the 2005-C and 2005-D offerings, or the Company`s relationship with Mr. Illes regarding the prior Common Stock Purchase Agreement. We note references to such information only in the sections of your registration statement titled "Other Events" and "Recent Sales of Unregistered Securities." Please revise accordingly.
3. It does not appear that any of the selling shareholders are registered broker-dealers. Please confirm. Additionally, if any of the selling shareholders are affiliates of broker-dealers, please disclose whether they received their shares in the ordinary course of business and whether, at the time of acquisition, they had any understandings or arrangements with any other person, either directly or indirectly, to distribute the shares.
4. We note that both Rachel Glicksman and Gary Nash are principals in
CEOCAST, the firm that acts as your public relations consultant. Please file as an exhibit to the registration statement any agreement governing the terms of your relationship with CEOCAST. See Item 601(b)(10)(ii)(A) of Regulation S-K. See also interpretation I.85 of the July 1997 Publicly Available Corp. Fin. Telephone Interpretations
Manual, regarding oral contracts.
Plan of Distribution, page 71
5. Please confirm that you and the selling shareholders are aware of our position on short sales. See interpretation A.65 of the July 1997 Publicly Available Corp. Fin Telephone Interpretation Manual.

Legal Opinion
6. We note that your legal counsel assumed that at all relevant times, the Company shall have a sufficient number of authorized shares of common stock to cover the issuance by the Company of all shares underlying warrants and senior notes covered by the registration statement. Please be advised that this is generally an inappropriate assumption to make in rendering a legal opinion required by Item 601(b)(5) of Regulation S-K. Please revise accordingly or advise.
7. As a follow-up to the comment above, we note that your legal counsel has also provided their opinion "subject to the effectiveness of the Registration Statement and compliance with applicable state securities laws." As one of the purposes of the legal opinion is to opine on the legality of the Company`s actions under state law, the italicized language above appears to be inappropriate, as well. Please revise or advise.

***

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

* should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

	We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

	We direct your attention to Rule 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.







	If you have any questions, please call Adam Halper at (202)
551-
3482 or Sara Kalin at (202) 551-3454. If you require additional assistance you may contact me at (202) 551-3730.

							Sincerely,


							Barbara C. Jacobs
							Assistant Director


cc: 	Via Facsimile
Douglas M. Lurio, Esquire
	Lurio & Associates, P.C.
	One Commerce Square
	2005 Market Street, Suite 2340
	Philadelphia, PA 19103-7015
	Telephone: (215) 665-9300
	Facsimile:  (215) 665-8582
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USA Technologies, Inc.
May 12, 2005
Page 1